

03024827

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Ungava Minerals Corp.

*CURRENT ADDRESS ~~Box 185~~ Unit 1, 240 Broad Road ~~Port Credit Postal Station~~ Mississauga, Ontario ~~Ontario Canada~~ L4Z 1T5

**FORMER NAME

**NEW ADDRESS

PROCESSED JUL 30 2003 THOMSON FINANCIAL

FILE NO. 82- 4436 FISCAL YEAR 11/30/01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☒ |
| 12G32BR (REINSTATEMENT) | ☒ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: Mm

DATE: 7/25/03

82-4436


RECEIVED
2003

# UNGAVA MINERALS CORP.

## CONSOLIDATED FINANCIAL STATEMENTS

## YEARS ENDED NOVEMBER 30, 2001 AND 2000

ARS

11-30-01

**Wasserman Ramsay**

**Chartered Accountants**

North American Centre, Xerox Tower
5650 Yonge Street, Suite 1303, North York, Canada M2M 4
Tel. (416) 226-4631 Fax (416) 226-9562
Internet Email: <kevram@ibm.net>

# AUDITOR'S REPORT

To the Shareholders of
Ungava Minerals Corp.:

We have audited the consolidated balance sheets of Ungava Minerals Corp. as at November 30, 2001 and 2000 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Wasserman Ramsay

Chartered Accountants

Toronto, Ontario
January 15, 2002

# UNGAVA MINERALS CORP.

## CONSOLIDATED BALANCE SHEETS - NOVEMBER 30, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Marketable securities (Market value - 2000 - $5,535) | $ - | $ 429 |
| Capital assets *(Note 3)* | - | 51,851 |
| Mineral resource properties *(Note 4)* | 17,301 | 17,301 |
| | $ 17,301 | $ 69,581 |
| **LIABILITIES** | | |
| Current: | | |
| Accounts payable and accrued liabilities *(Note 5)* | $ 258,229 | $ 124,209 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Capital stock *(Note 7)* | 3,702,744 | 3,702,744 |
| Deficit | (3,943,672) | (3,757,372) |
| | (240,928) | (54,628) |
| | $ 17,301 | $ 69,581 |

***See Status of Operations Note 1***

Approved on behalf of the Board

"Glen Erikson"
Glen Erikson, Director

"Felix Siwanowicz"
Felix Siwanowicz, Director

*The accompanying notes form an integral part of these consolidated financial statements*

# UNGAVA MINERALS CORP.

## CONSOLIDATED STATEMENTS OF OPERATIONS

## YEARS ENDED NOVEMBER 30, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| Revenue: | | |
| Gain on sale of marketable securities | $ 5,106 | $ 228,936 |
| Expenses: | | |
| Depreciation expense | 7,497 | 11,617 |
| Operating, administrative and general *(Note 5)* | 139,555 | 121,044 |
| | 147,052 | 132,661 |
| Net income (loss) for the year before undernoted item | (141,946) | 96,275 |
| Write down of capital assets | 44,354 | - |
| Write down of mining claims and related deferred exploration expenditures | - | 1,306,535 |
| Net loss for the year | $ (186,300) | $ (1,210,260) |
| Loss per share | $ (0.01) | $ (0.07) |
| Weighted average number of shares outstanding | 18,204,190 | 18,204,190 |

*The accompanying notes form an integral part of these consolidated financial statements*

# UNGAVA MINERALS CORP.

## CONSOLIDATED STATEMENTS OF DEFICIT

### YEARS ENDED NOVEMBER 30, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| Deficit, beginning of year | $(3,757,372) | $ (2,547,112) |
| Net loss for the year | (186,300) | (1,210,260) |
| Deficit, end of year | $(3,943,672) | $ (3,757,372) |

## CONSOLIDATED STATEMENTS OF CASH FLOWS

### YEARS ENDED NOVEMBER 30, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| Cash provided by (used in) the following activities: | | |
| **Operations:** | | |
| Net loss for the year | $ (186,300) | $ (1,210,260) |
| Add: Items not involving an outlay of cash | | |
| Gain on sale of marketable securities | (5,106) | (228,936) |
| Write down of capital assets | 44,354 | - |
| Write down of mineral resource properties and exploration expenditures | - | 1,306,535 |
| Depreciation | 7,497 | 11,617 |
| Net change in non-cash working capital items | 134,020 | (166,374) |
| | (5,535) | (287,418) |
| **Investing:** | | |
| Proceeds from sale of marketable securities | 5,535 | 304,718 |
| Renewal fee for mineral resource properties | - | (17,300) |
| | 5,535 | 287,418 |
| Net change in cash during and end of the year and cash end of year | $ - | $ - |

*The accompanying notes form an integral part of these consolidated financial statements*

# UNGAVA MINERALS CORP.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## YEARS ENDED NOVEMBER 30, 2001 AND 2000

**1. Description of business and status of operations:**

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At November 30, 2001 the Company has a working capital deficiency of $258,229 (2000 - $123,780). The Company has been able to discharge its liabilities by securing cash advances from a director (see note 5). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property.

**2. Summary of significant accounting policies:**

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

| | |
|---|---|
| Automotive equipment | 30% declining balance |
| Furniture and fixtures | 20% declining balance |
| Computer equipment | 30% declining balance |

(iv) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(v) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

(vi) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

# UNGAVA MINERALS CORP.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## YEARS ENDED NOVEMBER 30, 2001 AND 2000

**3. Capital assets:**

| | Cost | Accumulated Amortization | Net 2001 | Net 2000 |
|---|---|---|---|---|
| Automotive equipment | $ 31,074 | $ 31,074 | $ - | $ 8,420 |
| Furniture and fixtures | 80,323 | 80,323 | - | 40,990 |
| Computer equipment | 9,333 | 9,333 | - | 2,441 |
| | $ 120,730 | $ 120,730 | $ - | $ 51,851 |

During the current year the Company wrote off its capital assets as they are no longer productive in the business.

**4. Mineral resource properties:**

| | 2001 | 2000 |
|---|---|---|
| (a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below] | $ 17,301 | $ 17,301 |

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty.

All properties of the Company are subject to a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

**5. Related party transactions and balances:**

a) The Company has entered into a management agreement with a director for fees of $16,667 per month. The agreement expires September 30, 2008. Included under operating, administrative and general expenses is $119,333 (2000 - $103,200) related to this agreement.

b) All of the capital assets purchased during a prior year were purchased from an individual who is an officer, director and shareholder.

c) Included in accounts payable is $130,853 (2000 - $13,054) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

# UNGAVA MINERALS CORP.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## YEARS ENDED NOVEMBER 30, 2001 AND 2000

**6. Commitments:**

The Company is committed to paying management and consulting fees (as disclosed in Note 5(a) above) in each of the fiscal years ending November 30, as follows:

| | |
|---|---|
| 2002 | $ 200,000 |
| 2003 | 200,000 |
| 2004 | 200,000 |
| 2005 | 200,000 |
| 2006 | 200,000 |
| 2007 and subsequent | 366,674 |
| | $ 1,366,674 |

**7. Capital stock:**

Authorized:

Unlimited number of common shares

Issued and outstanding:

| | Number of shares | Stated Value |
|---|---|---|
| Balance November 30, 2001 and 2000 | 18,204,190 | $ 3,702,744 |

No shares were issued during the years.

**8. Stock options and share purchase warrants:**

As at November 30, 2001 there are 950,000 (2000 - 2,300,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

**9. Income taxes:**

The Company has available approximately $1,577,136 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.